UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GulfMark Offshore, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

402629505 402629406
(CUSIP Number)

Brandon Teague 301 Commerce Street, Suite 3200 Fort Worth, Texas 76102 (817) 332-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 14, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares of the Issuer’s Common Stock, par value $0.01 per share (“Common Stock”), reported herein is 1,168,816 which constitutes approximately 16.6% of the 7,043,141 shares deemed outstanding pursuant to Rule 13d-3(d)(1).

SCHEDULE 13D

CUSIP No.	402629505 402629406

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Captain Q, LLC 82-1730340
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,168,816 (2)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,168,816 (2)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,168,816 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6% (2) (3)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	See Item 3.
(2)	Captain Q, LLC, has sole voting and dispositive power over the shares reported herein as the general partner of 5 Essex, L.P.
(3)	Pursuant to Rule 13d-3(d)(1)(i), the number of shares of the Common Stock deemed to be outstanding is 7,043,141.

Item 1. Security and Issuer

This Schedule 13D relates to the shares of the Common Stock, par value $0.01 per share (the “Common Stock”), of GulfMark Offshore, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 842 West Sam Houston Parkway North, Suite 400, Houston, Texas 77024.

Item 2. Identity and Background

(a) Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby files this Schedule 13D Statement on behalf of Captain Q, LLC (“Captain Q”), a Texas limited liability company (the “Reporting Person”) that is the general partner of 5 Essex, L.P. (“5 Essex”). Additionally, information is included herein with respect to the following persons (collectively, the “Controlling Persons”): Renegade Swish, LLC, a Delaware limited liability company (“RS”), and Geoffrey Raynor (“Raynor”). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the “Item 2 Persons.” The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

(b)-(c), (f)

Reporting Person

The principal business of Captain Q, a Texas limited liability company, is serving as the general partner of 5 Essex and activities related thereto. The principal address of Captain Q, which also serves as its principal office, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Controlling Persons

The principal address of each Controlling Person, which also serves as the principal office of each Controlling Person, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102. The principal business of RS, a Delaware limited liability company, is serving as the manager of Captain Q and other entities and activities related thereto. Raynor, a citizen of the United States of America, controls and indirectly wholly owns RS.

Raynor’s principal occupation or employment is serving as the President of RS and activities related thereto.

(d) None of the Item 2 Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Item 2 Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

As described in the Current Report filed by the Issuer on May 18, 2017, on May 17, 2017, the Issuer filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to pursue a Chapter 11 Plan of the Issuer (the “Plan”). On October 4, 2017, the Bankruptcy Court entered an order confirming the Plan. A copy of the Plan is attached as Exhibit 2.1 to the Current Report filed by the Issuer on October 5, 2017. 5 Essex was a holder of Unsecured Notes Claims (as described in the Plan), and, at the time of effectiveness of the Plan on November 14, 2017, 5 Essex received 1,168,816 shares of the Common Stock issued under the Plan.

Captain Q has consequently not expended any of its own funds for purchases of the Issuer’s securities reported herein. Upon the effectiveness of the Plan on November 14, 2017, however, 5 Essex received its 1,168,816 shares of the Common Stock in aggregate as follows: (i) 347,597 shares in exchange for $41,891,000 of Unsecured Notes Claims, (ii) 745,871 shares in exchange for $15,536,492.93 paid by 5 Essex to exercise 5 Essex’s rights to purchase such shares in the Rights Offering described in the Plan (including by backstopping the Rights Offering), and (iii) 75,348 shares as a commitment premium for backstopping the Rights Offering.

Item 4. Purpose of Transaction

The Reporting Person acquired and continues to hold the Common Stock reported herein for investment purposes. Depending upon market conditions and other factors that the Reporting Person may deem material to its investment decisions, the Reporting Person may sell all or a portion of the Common Stock, or may purchase additional Common Stock, on the open market or in one or more private transactions.

On November 14, 2017, Scott McCarty, who is an employee of RS, was appointed to the Board of Directors of the Issuer.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer

(a)

Reporting Person

Captain Q

Because of its position as the sole general partner of 5 Essex, Captain Q may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,168,816 shares of the Common Stock, which constitutes approximately 16.6% of the 7,043,141 shares of the Common Stock deemed to be outstanding.

Controlling Persons

RS

Because of its position as the sole manager of Captain Q, RS may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,168,816 shares of the Common Stock, which constitutes approximately 16.6% of the 7,043,141 shares of the Common Stock deemed to be outstanding.

Raynor

Since Raynor controls and indirectly wholly owns RS, which is the sole manager of Captain Q, Raynor may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,168,816 shares of the Common Stock, which constitutes approximately 16.6% of the 7,043,141 shares of the Common Stock deemed to be outstanding.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Person

Captain Q

As the sole general partner of 5 Essex, Captain Q has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,168,816 shares of the Common Stock.

Controlling Persons

RS

As the sole manager of Captain Q, RS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,168,816 shares of the Common Stock.

Raynor

Since Raynor controls and indirectly wholly owns RS, which is the sole manager of Captain Q, Raynor has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,168,816 shares of the Common Stock.

(c)

Except as set forth in Item 3, to the best of the knowledge of the Reporting Person, none of the Item 2 Persons have effected any transactions in the Common Stock during the past 60 days.

(d)

The Reporting Person affirms that no person other than the persons named in Item 2 has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

5 Essex is a signatory to the Registration Rights Agreement entered into on November 14, 2017, among the Issuer, 5 Essex and the other signatories thereto (the “RRA”). On November 14, 2017, the requisite percentage of signatories thereto requested that, pursuant to the RRA, the Issuer register the signatories’ shares of the Common Stock that were subject to such request, which request included all of the shares of the Reporting Person reported herein.

Item 7. Material to Be Filed as Exhibits

Exhibit No. – Description

99.1 – Backstop Commitment Agreement, dated May 15, 2017, among the Issuer, 5 Essex and the other signatories thereto (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on May 16, 2017).

99.2 – Registration Rights Agreement, dated as of November 14, 2017, among the Issuer, 5 Essex and the other signatories thereto (incorporated herein by reference to Exhibit 10.1 to the Form 8-A filed by the Issuer on November 14, 2017).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2017
Dated
CAPTAIN Q, LLC /s/ Brandon Teague
By: Brandon Teague, Vice President